Pantheon China Acquisition Corp. III
10-102 #9 Jianwai Ave.
Beijing, China

September 16, 2010

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	Pantheon China Acquisition Corp. III Form 20-F filed August 5, 2010 File No. 000-54068

Dear Ms. Crotty:

By letter dated August 31, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided our affiliate Pantheon China Acquisition Corp II (“Acquisition II”) with its comments on  Acquisition II’s registration statement on Form 20-F filed on August 5, 2010. In such letter, you stated that such comments were to be applied to Pantheon China Acquisition III’s (“Pantheon,” the “Company,” “we,” “us” or “our”) registration statement on Form 20-F (the “Registration Statement”) filed on August 5, 2010.  See Comment No. 1 below. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Please note that the page numbers herein reference the Pantheon China Acquisition Corp. II registration statement but are also applicable to the Pantheon China Acquisition Corp. III registration statement. All requested revisions should be made to each registration statement.

RESPONSE:

We have responded to the Staff’s comments related to the Registration Statement for Pantheon China Acquisition Corp. II and Pantheon China Acquisition Corp. III.

2.
Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

RESPONSE:

The Company understands that the Registration Statement goes effective by lapse of time 60 days after the filing date pursuant to the Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result we will be subject to the applicable reporting requirements under the Exchange Act at such time.

If the comments contained in this Commission comment letter are not addressed within the 60-day period following the filing of the initial Registration Statement, we will incorporate our revisions in response to the comments contained herein in both subsequent amendment(s) to the Registration Statement and any periodic filings.

3.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portion of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

RESPONSE: We will apply the Staff’s comments to all provisions in the Registration Statement to which such comments are applicable.

4.
Throughout the filing, please revise your references to your management and officers and directors to clarify that only two individuals hold these positions. For example, rather than stating that “the analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant,” please revise to state that your President and your Chief Financial Officer and Secretary will make such determination.

RESPONSE: We have revised any references related to our “management” in the Registration Statement to clarify that only two individuals hold these positions.

5.
Please disclose, where appropriate, that because you are a foreign private issuer you will not be required to file proxy statements in accordance with Section 14 of the Securities Exchange Act of 1934.

RESPONSE:  We have expanded our current risk factor “Our status as a foreign private issuer entitles us to exemptions from certain reporting requirements under the Exchange Act” and revised it as follows: “Our status as a “foreign private issuer” entitles us to exemptions from certain reporting requirements under the Exchange Act.  As a result, less information is available about our Company than about domestic reporting companies and our shareholders may have less complete and timely data” to address the Staff’s comment.

D.  Risk Factors, page 6

There may be conflicts of interest between our management and our non-management shareholders.” page 6

6.
We note the following statement under the above referenced risk factor: “In addition, Jennifer J. Weng and Charles W. Allen, our officers and directors, are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and affiliates of our majority shareholders are, and may be in the future be, affiliated with may arise.” Please revise your disclosure to name the “other blank check companies” referenced in this statement and the status of any mergers or acquisitions currently contemplated by each entity.

RESPONSE:  We have clarified our  disclosure in the Registration Statement to identify the “other blank check companies” and the status of any mergers or acquisitions.

7.
Please revise your disclosure under the above referenced risk factor to include a discussion of the various reasons why the pecuniary interests of Ms. Weng and Mr. Allen may be in conflict with the fiduciary duty they owe to the shareholders of the company. For example, because Ms. Weng and Mr. Allen provide loans to the company, the only opportunity which they have to receive repayment for the loans will be from a prospective merger or acquisition candidate, providing an additional motivation to enter into a merger or acquisition transaction, Please also address the fact that any business combination transaction could be negotiated in such a way that Ms. Weng and Mr. Allen could derive benefits from the transaction that are different from or in addition to the benefits that the other shareholders will derive.

RESPONSE:  We have expanded our discussion of the reasons why the various pecuniary interests of Ms. Weng and Mr. Allen may be in conflict with their fiduciary duties to the shareholders of our Company in a new risk factor titled “Our management’s pecuniary interests may be adverse to the best interests of our shareholders.”

“Our business is difficult to evaluate because we have no operating history,” page 6.

8.
Please revise your disclosure under the above referenced risk factor to remove the first part of the discussion. Because the company does not have a business to evaluate until entering into a combination transaction, this disclosure appears irrelevant. Please then expand on the latter part of the disclosure to discuss the fact that the search for an acquisition partner will require substantial cost for accountants, attorneys and others and that the company may not have the financial resources necessary to engage in an extended search for a combination partner. You should also re-title the risk factor accordingly.

RESPONSE:  We have deleted the inapplicable language and expanded our discussion of the risk that we may not have the financial resources to pay for the costs associated with searching for an acquisition partner under the risk factor titled “We may not have the necessary capital to pay the advisors required for us to identify a potential acquisition partner and consummate a business combination, in which case our Company will not be able to execute our business plan.”

“The rights of our shareholders are not as extensive as those rights of shareholders of U.S. corporations.” page 9

9.	Please expand your disclosure under the above referenced risk factor to state whether or not the principles of U.S. law discussed apply to the company.

RESPONSE:  We have clarified our disclosure under this risk factor to state that the Company is not subject to certain reporting requirements under the Exchange Act, and renamed the risk factor to read “As a foreign private issuer, we are not required to file as much information about us as compared to United States issuers.  As a result, the lack of information about us makes it more difficult to make investment decisions about us.”

“The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.” page 9

10.
We note the following statement under the above referenced risk factor: “Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s length basis by our management, resulting in additional reduction in the percentage of ordinary shares held by our then existing shareholders.” Please revise your disclosure to clarify what you mean by this statement.

RESPONSE:  We have updated the Registration Statement to clarify our statement in this risk factor.

“The Company has conducted limited market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.” page 10.

11.
We note the last sentence of the discussion following the above listed risk factor. Please revise your filing to break out this sentence into a separate appropriately titled risk factor addressing the fact that decisions as to which business opportunity to participate in will be unilaterally made by management, which may act without the consent, vote or approval of shareholders, and that minority shareholders will likely not receive financial or other information about a merger partner prior to any business combination. Please also address how such actions are in compliance with Cayman Island law.

RESPONSE:  We have addressed the Staff’s comment in the risk factor “Our status as a “foreign private issuer” entitles us to exemptions from certain reporting requirements under the Exchange Act.  As a result, less information is available about our Company than about domestic reporting companies and our shareholders may have less complete and timely data.”  See risk factors “The rights of our shareholders under Cayman Islands law are not as extensive as those rights of shareholders of U.S. corporations” and “The protection available to our shareholders may be limited under Cayman Islands law” to see how such actions are in compliance with Cayman Island law.

“Because we may seek to complete a business combination through a 'reverse merger,' following such a transaction we may not be able to attract the attention of major brokerage firms,” page 10

12.
Please revise your disclosure under the above listed risk factor to elaborate as to why a reverse merger would cause difficulty in attracting brokerage firms to provide coverage or conduct secondary offerings on behalf of the post-merger company.

RESPONSE:  We have updated this risk factor in the Registration Statement to clarify that major brokerage firms may not want to provide coverage because they will not receive the commissions that they would otherwise receive in the case of an initial public offering.

“We cannot assure you that following a business combination with an operating business, our Shares will be quoted on NASDAQ or listed on any U.S. or foreign securities exchange,” page 10.

13.
We note the following statement under the above listed risk factor:  “In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirement on broker-dealer who sell securities governed by the rule to persons other than established customers and accredited investors.”  It appears that you are referring to rules applicable to penny stocks.  Please revise your disclosure to clarify this point, if true, and to include a separately appropriately headed risk factor addressing rules applicable to penny stocks, indicating that your securities will likely be deemed to be a penny stock for the foreseeable future.

RESPONSE:  We are referring to the penny stock rules and have discussed the rules applicable to penny stocks and explained that our securities will likely be deemed to be a penny stock for the foreseeable future in the risk factor “Because our Shares will likely be a considered a “penny stock” for the foreseeable future, the ability to sell our Shares may be limited.”

Item 4.  Information on the Company, page 10

14.	Please disclose whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

RESPONSE:  We have revised the disclosure in the Registration Statement to clarify that we do not have a plan or intend to engage a professional firm or other individual that specializes in business acquisitions.

(1)  Form of Acquisition, page 11

15.
We note the following statement under the above listed heading:  “In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval of shareholders.”  Please provide a legal analysis detailing why shareholder approval will not be required.

RESPONSE:  We have updated the Registration Statement to clarify why shareholder approval will not be required.  See page 12 of the Registration Statement.

16.
We note the following statement under the above listed heading:  “In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a shareholders’ meeting to obtain the approval of the holders of a majority of the outstanding shares.”  Please revise your disclosure to clarify that if shareholder approval is required by the company’s President, Jennifer J. Weng, will be able to approve the transaction unilaterally by consent and without soliciting other shareholders.

RESPONSE:  We have revised our disclosure in the Registration Statement to clarify whether Ms. Weng will be able to approve the transaction unilaterally by consent and without soliciting other shareholders.

17.
Please revise your disclosure at the bottom of page 11 to indicate that your President and your Chief Financial Officer and Secretary will devote “no more than 10 hours per week” to the company’s business, as previously disclosed on page 7 of the filing.

RESPONSE:  We have revised our disclosure in the Registration Statement to clarify that our President, Chief Financial Officer and Secretary will devote “no more than ten hours per week” to the Company’s business.

B.  Business Overview, page 12

18.
We note the following sentence on page 13:  “Due to the Registrant’s limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.”  Please revise your disclosure in the Risk Factor section of the filing to include an appropriately headed risk factor disclosing all of the risks involved in not conducting a complete investigation of a target business and all of the risks which the company will face due to its dependence upon information provided by the promoters, owners, sponsors, or others associated with a target business seeking your participation in a transaction.

RESPONSE:  We have updated the Registration Statement to include the risk factor entitled “Because our capital resources and the amount of time our management is willing to devote to our Company is limited, our ability to perform due diligence on potential acquisition targets may be inadequate and expose us to unforeseen risks and liabilities” to reflect the Staff’s comment.

Item 5.  Operating and Financial Review and Prospects, page 13

A.  Operating Results, page 13

19.
We note your statement on page 13 that the costs of investigating and analyzing business combinations “for the next 12 months and beyond such time will be paid with money in our treasury and/or through borrowings from our shareholders, management and other investors.”  Please revise your disclosure to provide the following information:

•	the amount of money in your treasury as of the most recent practicable date available for this purpose;

•	the name of your two shareholders;

•	the names of your two members of management; and

•	the names of any “other investors,” if known at this time, that may provide funding to the company. If you do not have any other investors at this time, please clarify this fact.

RESPONSE:  We have revised our disclosure on page 14 of the registration statement to reflect the Staff’s comment.

20.
We note the following statement on page 13 of the filing:  “We believe we will be able to meet these costs . . . through deferral of fees by certain service providers  . . . .”  Please revise your disclosure to identify the service providers, if any, who you believe will defer payment.  If there are not any, please delete this part of the statement.

RESPONSE:  We have deleted the above statement in the Registration Statement.

21.	We note the following statements at the top of page 14 of the filing:

•
“Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings.”

•
“Our management anticipates that it will likely be able to effect only one business combination . . . .This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.”

Please revise your disclosure in the Risk Factor section of the filing to include two appropriately headed risk factors discussing each of these issues in more detail.

RESPONSE:  We have addressed the Staff’s comment in the Registration Statement by adding a risk factor entitled “Future success is highly dependent on the ability of our management to locate and attract a suitable acquisition.”

B.  Liquidity and Capital Resources, page 14

22.
We note the following statement on page 14:  “The Company’s only internal and external sources of liquidity will be equity investments and loans from our directors and shareholders.”  Please revise your disclosure to name your directors and shareholders, and to indicate whether the directors and shareholders have indicated a maximum amount they will be willing to provide to the company.

RESPONSE:  We have revised our disclosure to name Ms. Weng and Mr. Allen as our only directors and officers.  Further, we have disclosed that Ms. Weng and/or Mr. Allen have not indicated a maximum amount that they will be willing to provide to our Company.

Item 6.  Directors, Senior Management and Employees, page 14

A.  Directors and Senior Management and Employees, page 14

23.
Please revise your disclosure on page 15 to include the date of the business combination between Pantheon China Acquisition Corp. and China Cord Blood Corporation, and the years during which Jennifer Weng was the executive director at Greater Pacific, Inc.

RESPONSE:  We have revised our disclosure on page 16 of our Registration Statement to provide the date and periods, respectively, requested by the Staff.

24.
Please revise your disclosure under the above listed heading to indicate whether you anticipate providing compensation of any kind to your officers, directors or shareholders prior to entering into a business combination.

RESPONSE:  We have stated on page 16 of this Registration Statement that we do not currently intend to pay any compensation to Ms. Weng or Mr. Allen.

Item 7.  Major Shareholders and Related Party Transactions, page 16

25.
Please revise your disclosure under the above listed headings, where appropriate, to indicate whether the company’s major shareholders have different voting rights, or an appropriate negative statement, as required by Item 7(A)(1)(c) of Form 20-F.

RESPONSE:  We have revised our disclosure in the Registration Statement to state that our major shareholder does not have different voting rights.

26.	Please revise your disclosure under the above listed heading, where appropriate, to provide the information required by Item 7(A)(2) of Form 20-F.

RESPONSE:  We have revised our disclosure in the Registration Statement to state that all of the Shares shall be held in the host country and all record holders shall be in the host country.

B.  Related Party Transactions, page 16

27.	Please file an exhibit copy of the loan agreement between the company and Jennifer Weng entered into on April 1, 2010 in the amount of $3,310.

RESPONSE:  We have attached as an exhibit a copy of the promissory note issued on April 1, 2010 by our Company to Ms. Weng for the principal amount of $3,310.

Item 10.  Additional Information, page 17

Common Shares, page 19

28.
For those items not provided for specifically in your Memorandum or Articles of Association, please revise your disclosure under the above listed heading to describe the rights, preferences and restrictions attaching to each class of shares via operation of law.

RESPONSE:  There are no rights, preferences or restrictions attaching to our Shares via operation of law.

Shareholder Meetings, page 20

29.
We note the following statement under the above listed heading on page 20:  “If the Company is exempted as defined in the statute it may but shall not be obligated to hold an annual general meeting,” Please revise your disclosure to clarify which statute you are referred to and whether or not you believe the company is exempted from its obligation to hold an annual general meeting.

RESPONSE:  We have deleted the sentence “If our Company is exempted as defined in the statute, it may, but shall not be obliged to, hold an annual general meeting.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Jennifer J. Weng
Jennifer J. Weng
President